                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                             Internet America, Inc.
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                                (NAME OF ISSUER)


                     Common Stock, par value $0.01 per share
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                         (TITLE OF CLASS OF SECURITIES)


                                    46058Y109
                 -----------------------------------------------
                                 (CUSIP NUMBER)


                                                        Jack T. Smith
Richard F. Dahlson, Esquire                           Internet America
   Jackson Walker L.L.P.                              One Dallas Centre
901 Main Street, Suite 6000                    350 North St. Paul, Suite 3000
    Dallas, Texas 75202                              Dallas, Texas 75201
       (214) 953-6000                                  (214) 861-2500
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                September 5, 2000
                 -----------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 46058Y109                   13D                      Page 2 of 6 Pages


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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Jack T. Smith
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

          PF and SC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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    NUMBER OF                 7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY                    641,811
     OWNED BY                 --------------------------------------------------
       EACH                   8    SHARED VOTING POWER
    REPORTING
      PERSON                       -0-
       WITH                   --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   641,811
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          641,811
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4%
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14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 46058Y109                   13D                      Page 3 of 6 Pages


         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Schedule 13D and incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER. The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.01 per share (the "Common Stock"), of Internet America, Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND. The name of the reporting person is Jack T. Smith (the "Reporting Person"). The principal business address for the Reporting Person is One Dallas Centre, 350 N. St. Paul, Suite 3000, Dallas, Texas 75201. The Reporting Person is presently principally employed as President and Chief Executive Officer of the Issuer. The Reporting Person is a citizen of the United States.

         The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. The Reporting Person purchased from the Issuer 200,000 shares of Common Stock (the "Shares") at the price of $3.4375 per share pursuant to a Stock Purchase Agreement dated as of September 5, 2000 by and between the Reporting Person and the Issuer. Of the total purchase price of $687,500, the Reporting Person paid $2,000 in cash from personal funds and entered into a Promissory Note to the Issuer for the principal amount of $685,500, with interest accruing at the rate of 6.33% annually. Interest is payable each calendar quarter beginning on October 1, 2000 and continuing until July 1, 2007. All unpaid principal and interest is due and payable on August 29, 2007. The Promissory Note is secured by the Shares under a Pledge and Security Agreement also dated September 5, 2000.

         Under the Stock Purchase Agreement, the Issuer agreed to pay the Reporting Person as additional compensation on or before the due date of any interest payment under the Promissory Note, an amount which after all withholding required by applicable law equals the next interest installment due on the Promissory Note. This amount may be paid by a credit to the accrued unpaid interest on the Promissory Note. No later than January 15 of each calendar year during the term of the Reporting Person's employment, the Issuer will pay to the Reporting Person a cash bonus in an amount which after all withholding required by applicable law equals the federal income tax liability of the Reporting Person not previously withheld or paid by the Issuer for any such additional compensation. For a period of seven years after the date of the Stock Purchase Agreement, the Reporting Person has the right and option to sell all or any portion of the Shares to the Issuer for the


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CUSIP NO. 46058Y109                   13D                      Page 4 of 6 Pages


price of $3.4375 per share. In the event that the Reporting Person's employment with the Issuer is terminated for cause prior to the third anniversary of the Stock Purchase Agreement, for a period of 60 days after the date of such termination, the Issuer has the right and option to purchase from the Reporting Person, at a purchase price equal to $3.4375 per share, the following number of shares: (i) on or prior to the first anniversary: 200,000 shares; (ii) after the first anniversary but on or prior to the second anniversary: 133,333 shares; and
(iii) prior to the third anniversary: 66,666 shares; provided, however, that this repurchase right will terminate immediately prior to any change in control of the Issuer. The purchase price upon exercise of this option shall be applied to the outstanding balance of unpaid accrued interest and principal upon the Promissory Note and the balance, if any, shall be paid in cash to the Reporting Person. Under the Stock Purchase Agreement, the Reporting Person has demand registration rights for all or any portion of the Shares.

         The Stock Purchase Agreement, the Promissory Note and the Pledge and Security Agreement are attached hereto as Exhibits A, B and C, respectively, and are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION. The Reporting Person acquired the Shares in connection with his employment as President and Chief Executive Officer of the Issuer on September 5, 2000. Except as otherwise set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


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CUSIP NO. 46058Y109                   13D                      Page 5 of 6 Pages


         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. The Reporting Person beneficially owns 641,811 shares, or 6.4%, of the outstanding Common Stock of the Issuer. The Reporting Person beneficially owns all of the shares by direct ownership and possesses sole voting power and sole dispositive power with respect to all of the shares. The Reporting Person had no transactions in the securities of the Issuer 60 days prior to September 5, 2000 (the date of the event which requires filing this Schedule).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. The Reporting Person owns fully vested options to purchase 22,500 shares of Common Stock at $1.67 per share and 22,500 shares of Common Stock at $13.00 per share pursuant to Stock Option Agreements which are attached hereto as Exhibits D and E and are incorporated herein by reference. Except as previously described herein and in Item 3, and as set forth in Exhibits A, B and C, which are incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

Exhibit A:     Stock Purchase Agreement dated as of September 5, 2000 by and between Jack T. Smith and Internet America, Inc.

Exhibit B:     Promissory Note dated as of September 5, 2000 executed by Jack T.
               Smith in favor of Internet America, Inc.

Exhibit C:     Pledge and Security Agreement dated as of September 5, 2000 by and between Jack T. Smith and Internet America, Inc.

Exhibit D:     Nonqualified Stock Option Agreement dated as of April 5, 1996 by and between Jack T. Smith and Internet America, Inc.

Exhibit E:     Nonqualified Stock Option Agreement dated as of December 9, 1998 by and between Jack T. Smith and Internet America, Inc.


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CUSIP NO. 46058Y109                   13D                      Page 6 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 24, 2000                              /s/ Jack T. Smith
                                                     ---------------------------
                                                     Jack T. Smith

                                EXHIBIT TO INDEX



EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
Exhibit A:     Stock Purchase Agreement dated as of September 5, 2000 by and between Jack T. Smith and Internet America, Inc.

Exhibit B:     Promissory Note dated as of September 5, 2000 executed by Jack T.
               Smith in favor of Internet America, Inc.

Exhibit C:     Pledge and Security Agreement dated as of September 5, 2000 by and between Jack T. Smith and Internet America, Inc.

Exhibit D:     Nonqualified Stock Option Agreement dated as of April 5, 1996 by and between Jack T. Smith and Internet America, Inc.

Exhibit E:     Nonqualified Stock Option Agreement dated as of December 9, 1998 by and between Jack T. Smith and Internet America, Inc.

